AEM SPA

02 SEP 19 AM 9:38

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SES/484/2001/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

September 17, 2002

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary shareholders'meeting which will take place on October 28, 2002 in first call and, if necessary, on November 5, 2002 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SpA
Notice of ordinary shareholders' meeting

Shareholders are summoned to the ordinary shareholders' meeting to be held in the Auditorium of the Assolombarda Congress Centre, Via Pantano 9, on 28 October 2002 at 10 a.m. in first call and, if necessary, on 5 November 2002 in second call, same time and place, to discuss and resolve on the following

Agenda

1. *Report to shareholders on the Company's progress and programmes, as required under article 12, second paragraph, of the company by-laws.*

The meeting may be attended by shareholders in possession of certification issued pursuant to art. 85 of legislative decree no. 58/98 by an intermediary of the Monte Titoli SpA centralised clearing system.

The Interim Report as of 30 June 2002 has been made available to the public at the Company's registered office and at Borsa Italiana SpA, as well as on the www.aem.it Internet website, since 13 September 2002. During the fifteen-day period before the meeting, the Independent Auditors' report and any remarks by the Board of Statutory Auditors regarding the Interim Report will be made available to the public by the same methods.

On behalf of the Board of Directors
The Chairman
Giuliano Zuccoli

AEM SpA – Share capital **936,024,648.=** fully paid-in. Registered office: Corso di Porta Vittoria 4, Milan
Tax code, V.A.T. number and Milan Companies Register number 11957540153

Cod. 5968128 - 1.99

AEM SPA

02 SEP 19 AM 9:49

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/485/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

September 17, 2002

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the acquisition by Aem of Siemens Facility Management & Services S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

Cod. 5968127 - 2.99

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

PRESS RELEASE

Milan, 17 September 2002. The Chairman and CEO of AEM SpA, Giuliano Zuccoli, and the Chairman of the Facility Management division of Siemens Building Technologies AG, Karl-Otmar Giesler, have signed an agreement for the sale to AEM of the entire share capital of "Siemens Facility Management & Services SpA" (SFMS), one of the main suppliers in Italy of technological and energy-related services linked to the whole life cycle of buildings. The value of the transaction, i.e. the *enterprise value*, is €16 million.

The business of SFMS consists of co-ordinating, for third parties, all the activities relating to the management and maintenance of buildings (health facilities, factories, office buildings, banks, schools, etc.) with special attention to energy services.

With an annual turnover of about €40 million, the company is among the main players on the national *facility management services* market, whose overall turnover is €1,500 million.

The Chairman of AEM, expressing his satisfaction with the outcome of the operation, said that it **"forms part of a strategy aimed at broadening and further improving the portfolio of services that the AEM group offers its customers, also by using the most advanced technologies available".**
Recalling that the Italian *facility management services* market has shown average growth rates exceeding 12% in the last four years, and that similar development is expected during the next five years, Mr. Zuccoli also emphasised that **"the agreement reached with Siemens Building Technologies should be seen in the context of a broad *partnership* between the two industrial groups which began taking concrete shape already at the beginning of 2002, with the operational start-up of E.Utile SpA"** (note to editor: E.Utile is the company active in the sector of *Information Technologies* services for companies working in the sector of public utility services, owned 51% by Siemens Informatica and the remaining 49% by AEM.)

AEM Spa Investor Relations
Tel. + 39 02 77203879

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	(bonds converted and stock options exercised)		
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27

ACCOR

Press release

Paris, September 10, 2002

First-Half 2002 Results Resilient in a Challenging Business Environment

In EUR millions	June 2001	June 2002	% Change
Sales	**3 600**	**3 585**	**-0.4%**
EBITDAR	**960**	**933**	**-2.8%**
Profit before tax	**355**	**303**	**-14.7%**
Net income	**224**	**221**	**-1.3%**
Earnings per share (EUR)	**1.14**	**1.12**	**-1.7%**

First-half sales

In an environment shaped by the impact of September 11 and the global economic slowdown, Accor maintained its EBITDAR margin for the six months ending June 30, 2002 at 26.0%, versus 26.7% for the prior-year period, while reporting earnings per share of EUR 1.12, comparable to the EUR 1.14 posted in first-half 2001.

Earnings resilience was supported by sustained demand for Economy Hotels in Europe and the responsiveness of Accor teams in keeping operating costs under control.

Business and Leisure Hotels in Europe and the United States were adversely affected by the slowdown in business, especially in major cities.

Services again enjoyed strong earnings growth, which was partially offset by currency devaluations in South America.

Development

With 140 new hotels totaling 18,491 rooms opened as of August 31, Accor pursued its growth while reducing its expansion investments by 17% compared to the first half 2001. Europe is the priority region for investments and the vast majority of new hotels are in the mid-range and economy segments.

Full-year outlook

In a still-uncertain environment for global tourism, the Group's full-year objectives are to report EUR 700 million in profit before tax and close to EUR 2.20 in earnings per share.

Accor's strengths—a balanced business portfolio, integrated networks and well-known brands—represent key assets that more than ever are shaping the Group's long-term strategy.

****

With 147,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: more than 3,700 hotels (423,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 13 million people in 31 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investors relations
Tel: 00.33.1 (0) 45.38.86.26

Further information on Accor are available on Internet at ***accor.com***

2002 Results
Consolidated Accounts

ACCOR

accor.com/finance

CONSOLIDATED INCOME STATEMENT

In € million	Notes	2001	June 30, 2001	June 30, 2002
Revenues		7 218	3 566	3 548
Other operating revenues		72	34	37
CONSOLIDATED REVENUES	3	**7 290**	**3 600**	**3 585**
Operating expenses		(5 319)	(2 640)	(2 652)
EBITDAR	4	**1 971**	**960**	**933**
Rental expense	5	(698)	(344)	(365)
EBITDA		1 273	616	568
Depreciation and operating provision expense	6	(443)	(223)	(243)
EBIT	7	830	393	325
Financial income (expense), net	8	(92)	(42)	(26)
Net income from associated equity companies, Group share	9	20	4	4
PROFIT BEFORE TAX		**758**	**355**	**303**
Result from management of hotel portfolio	10	29	(2)	17
Result from management of other assets	11	66	54	5
Goodwill amortization		(102)	(49)	(50)
Income tax	12	(246)	(121)	(111)
Exceptional items (net of tax)	13	-	-	70
Minority interests	23	(31)	(13)	(13)
CONSOLIDATED NET INCOME, GROUP SHARE		**474**	**224**	**221**

Average number of shares outstanding (in thousands)	22	197 042	196 947	197 365
EARNINGS PER SHARE (IN €)		**2,40**	**1,14**	**1,12**
Net income per share, fully diluted in €	22	2,39	1,13	1,11

DIVIDEND PER SHARE (IN €)		**1,05**	**N/A**	**N/A**

CONSOLIDATED BALANCE SHEET

ASSETS In € million	Notes	June30, 2001	2001	June 30, 2002
GOODWILL	14	**1,940**	**1,879**	**1,711**
INTANGIBLE FIXED ASSETS	15	**623**	**533**	**475**
PROPERTY, PLANT AND EQUIPMENT	16	**5,068**	**5,026**	**4,728**
Long-term loans	17	359	334	406
Investments in associated equity companies	18	234	266	254
Other financial assets	19	268	282	430
TOTAL FINANCIAL ASSETS		**861**	**882**	**1,090**
TOTAL FIXED ASSETS	20	**8,492**	**8,320**	**8,004**
Inventories		172	89	88
Trade accounts receivables		1,360	1,218	1,320
Other receivables	21	979	926	993
Service vouchers reserve funds		288	305	327
Receivables on short-term asset disposals	28	52	101	138
Short-term loans	28	68	47	125
Marketable securities	28	720	830	473
Cash and equivalents	28	549	264	228
TOTAL CURRENT ASSETS		**4,188**	**3,780**	**3,692**
TOTAL ASSETS		**12,680**	**12,100**	**11,696**

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY In € million	Notes	June 30, 2001	2001	June 30, 2002
Share capital		591	592	592
Additional paid-in capital		1,889	1,892	1,892
Reserves (retained earnings)		926	926	1,100
Translation adjustments		345	255	(49)
Net income for the year		224	474	221
TOTAL SHAREHOLDERS' EQUITY	22	**3,975**	**4,139**	**3,756**
Minority interests	23	137	140	98
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**4,112**	**4,279**	**3,854**
Provisions for risks and charges	24	594	537	561
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 & 28	242	214	183
Convertible or exchangeable bonds in Accor bonds	26 & 28	-	-	570
Other long-term debt	28	2,918	3,007	2,686
Capital leases	28	241	220	178
TOTAL LONG-TERM DEBT	27	3,401	3,441	3,617
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS'EQUITY		**8,107**	**8,257**	**8,032**
Trade accounts payable		786	683	721
Other payables	21	1,290	1,064	1,236
Service vouchers in circulation		1,355	1,446	1,266
Short-term debt	27 & 28	742	537	369
Bank overdrafts	28	400	113	72
TOTAL CURRENT LIABILITIES		**4,573**	**3,843**	**3,664**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**12,680**	**12,100**	**11,696**

CONSOLIDATED STATEMENT OF SOURCES AND USES OF FUNDS

In € million	Note	2001	June 30, 2001	June 30, 2002
EBITDA		1,273	616	568
Finance (including financial provisions)		(92)	(42)	(26)
Income tax (including tax provisions)		(161)	(86)	(83)
Cancellation of financial and tax provisions		(21)	8	3
Dividends from associated equity companies		6	8	3
CONSOLIDATED CASH FLOW FROM OPERATIONS	29	**1,005**	**504**	**465**
Investments for renovation and maintenance (1)	30	(405)	(203)	(159)
FREE CASH FLOW		**600**	**301**	**306**
New capital and technology expenditure (2)	31	(923)	(493)	(407)
Proceeds from asset disposals (3)		535	228	392
Decrease/ (increase) in working capital (4)		(115)	(170)	(167)
Non-operating gains (losses)		(36)	(28)	(28)
NET SOURCES / (USES) FROM OPERATIONS		**61**	**(162)**	**96**
Dividends (5)		(271)	(257)	(314)
Capital increase / (decrease) (6)		(1)	(5)	-
Currency translation adjustments on fixed assets and shareholders' equity (7)		(93)	(182)	175
Changes in the scope of consolidation on provisions and minority interests (8)		2	-	3
Reclassifying of Compass bond to investment in unconsolidated companies	19	-	-	(205)
DECREASE/ (INCREASE) IN NET INDEBTEDNESS	28	**(302)**	**(606)**	**(245)**
Net indebtedness (beginning of the period)		(2,547)	(2,547)	(2,849)
Net indebtedness (end of the period)		(2,849)	(3,153)	(3,094)
DECREASE/ (INCREASE) IN NET INDEBTEDNESS	28	**(302)**	**(606)**	**(245)**
CASH FLOW FROM OPERATING ACTIVITIES		**854**	**306**	**66**
CASH FLOW FROM INVESTING ACTIVITIES (1)+(2)+(3)		**(793)**	**(468)**	**(175)**
CASH FLOW FROM FINANCING ACTIVITIES (5)+(6)		**(272)**	**(262)**	**(314)**
NET EFFECT OF EXCHANGE RATE AND SCOPE CHANGES (7)+(8)		**(91)**	**(182)**	**178**
DECREASE/ (INCREASE) IN NET INDEBTEDNESS (see note 28)		**(302)**	**(606)**	**(245)**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € million	Number of outstanding shares	Capital	Additional paid-in capital	Cumulative translation adjustment (1)	Reserves (retained earnings)	Consolidated shareholders' equity
As of December 31, 2000	**197,042,535**	**591**	**1,894**	**187**	**1,171**	**3,843**
Capital increases:						
- Conversions of bonds						
- Exercise of stock options	568,810	2	7			9
- Treasury shares	(246,661)	(1)	(9)			(10)
- Through merger / transfer of assets						
- Through employee subscription						
Dividend					(245)	(245)
Changes in cumulative translation adjustments				68		68
Net income					474	
As of December 31, 2001	**197,364,684**	**592**	**1,892**	**255**	**1,400**	**4,139**
Capital increases:						
- Conversions of bonds						
- Exercising of options	1,000					
- Treasury shares						
- Through merger / transfer of assets						
- Through employee subscription						
Dividend					(300)	(300)
Changes in cumulative translation adjustments				(304)		(304)
Net income					221	221
As of June 30, 2002	**197,365,684**	**592**	**1,892**	**(49)**	**1,321**	**3,756**

(1) Including € -17 million negative adjustment related to Euro zone countries at December 31, 2000;
Including € -14 million negative adjustment related to Euro zone countries at December 31, 2001;
Including € -16 million negative adjustment related to Euro zone countries at June 30, 2002.

Translation adjustments for 2001 and the first half of 2002, is primarily due to the Latin American Group - mainly Brazil and Argentina. On June 30, 2002, the translation adjustment amounts to € -112 million. Brazil represents 79% of the Latin American translation adjustment with € -88 million on June 30, 2002.

The **Real / Euro** exchange rates used were, respectively :

- **at December, 2000** **1.8145**
- **at December, 2001** **2.0481**
- **at June, 2002** **2.8369**

The **Peso / Euro** exchange rates used were, respectively :

- **at December, 2000** **0.9290**
- **at December, 2001** **0.8805**
- **at June, 2002** **3.7905**

The Euro's rise against the US Dollar applied to the Group's North American assets - mainly Motel 6 and Red Roof Inns - creates a negative translation adjustment of € -98 million for the first semester 2002.

The **US Dollar / Euro** exchange rates used were, respectively :

- **at December, 2000** **0.9305**
- **at December, 2001** **0.8813**
- **at June, 2002** **0.9975**

KEY MANAGEMENT RATIOS

In € million	Note	June 30, 2001	2001	June 30, 2002
Gearing	a	77.0%	67.0%	80.0%
FFO / Net debt restated	b	18.0%	17.3%	16.1%
Financial Charge Cover adjusted by EBITDAR	c	X 5,2	X 5,4	X 5,3
Return On Capital Employed	d	12.0%	11.5%	10.8%
Economic Value Added (in € million)	e	336	291	268

Note (a) : Gearing is the ratio used by the Group to assess its indebtedness. It is the ratio of net debt to shareholders' equity including minority interests.

Note (b) : Funds from operations / Net debt. Pursuant to the methodology applied by major rating agencies, the ratio of funds from operations to net debt is established as follows:

- Consolidated cash flow from operations (see consolidated statement of sources and uses of funds) are adjusted to reflect 2/3 of rents paid during the year;
- Net debt is restated to take into account investments and divestments, prorated on the basis of their impact in the income statement. For example, proceeds generated by a divestments occurring on December 31 of year N will be fully restated under 'Net debt'. In addition, restated net debt is adjusted to include eight times rents paid during the current year according to the methods recommended by the three main rating agencies. This principle is applied on June 30, 2002 without modification of the rating. The fiscal year 2001 was also restated. For information, the net debt was adjusted to include five times rents paid until December 31, 2001.

Note (c) : Financial Charge Cover Ratio is the ratio of EBITDAR to net financial expense, adjusted to reflect 1/3 of rents paid during the year.

Note (d) : Return on Capital Employed, or ROCE, is defined below.

Note (e) : Economic Value Added (EVA)

Economic Value Added was calculated as follows for June 2001, December 2001 and June 2002:

		June 30, 2001 (12 months)	2001	June 30, 2002 (12 months)
Cost of equity	**(1)**	8.78%	9.05%	9.03%
Cost of debt after tax		3.19%	2.85%	2.51%
Equity/Debt Ratio				
	Equity	56.60%	60.03%	55.48%
	Debt	43.40%	39.97%	44.52%
WACC	**(2)**	**6.35%**	**6.57%**	**6.13%**
ROCE net of Income Tax	**(3)**	**9.27%**	**9.06%**	**8.40%**
Capital employed (see ROCE note) (in € million)		**11,544**	**11,689**	**11,920**
EVA (in € million)	**(4)**	**336**	**291**	**268**

(1) The Beta used in calculating the Cost of Equity during 2001 and 2002 is 1.

(2) The WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}.$$

(3) ROCE net of Income taxes is determined as follows :

$$\frac{\text{EBITDA} - [(\text{EBITDA} - \text{operational amortization}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, in June 30, 2002, the data are as follows :
EBITDA : 1,283 M€ (see ROCE below)
Amortization : 463 M€
Tax Rate : 34.70 % (see Note 12.2)
Capital employed :11,920 M€ (see ROCE below)

(4) The EVA is determined as follows :
(ROCE net of Income taxes - WACC) X Capital employed

The variation of the Beta of +/- 0.1 during 2000, 2001 and June 30, 2002 is € 27 million, € 28 million and € 26 million respectively.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management tool used internally by the Group to measure the performance of the various activities it controls. It is also a key indicator of the profitability of assets which are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregate amounts derived from the consolidated financial statements:

- return : for each business, total of EBITDA and financial revenues (dividends and financial income) generated by unconsolidated assets, plus share in net income of associated equity companies;
- capital employed : for each business, average fixed assets, at cost, plus working capital.

ROCE is calculated as ratio between the EBITDA and the average capital employed during the period. On June 30, 2002, ROCE amounts to 10.8 % compared to 11.5 % on December 31, 2001.
Excluding hotels under construction (capital employed without EBITDA), ROCE would have been 11.3% and 11.9 % on June 30, 2002 versus December 31, 2001.

In € million		June 30, 2001 (12 months)	2001	June 30, 2002 (12 months)
Capital employed		11,276	12,020	12,020
Adjustments *prorata temporis* on capital employed	(1)	70	(355)	18
Translation adjustments on capital employed	(2)	198	24	(118)
Average capital employed		**11,544**	**11,689**	**11,920**
EBDIT		1,333	1,273	1,225
Financial interest on external loans and dividends		31	47	38
Net income of companies accounted for by the Equity Method (EM), Group share		23	20	20
Other adjustments		-	-	-
EBITDA		**1,387**	**1,340**	**1,283**
ROCE (EBITDA / Capital employed)		**12.0%**	**11.5%**	**10.8%**

(1) In calculating the ROCE, the capital employed is considered prorata temporis within the EBITDA.
Thus, no capital employed would be held for an acquisition implemented on December 31, and no EBITDA would be taken into account in the income statement.

(2) The capital employed is converted to the average exchange rate so that it is comparable to the EBITDA.

Return on capital employed over a 12-months rolling period (ratio of these two factors) breaks down as follows:

Business	June 30, 2001 (12 months)	2001	June 30, 2002 (12 months)
HOTELS	**12,0%**	**11,3%**	**10,3%**
Business and Leisure	11,6%	(*) 10,5%	(*) 9,1%
Economy Hotels	14,7%	(**) 15,3%	(**) 14,7%
Economy Hotels United States	10,9%	10,0%	9,3%
SERVICES	**22,9%**	**25,8%**	**26,8%**
Other activities			
Travel Agencies	4,7%	3,0%	5,5%
Casinos	16,9%	16,6%	15,4%
Restaurants	14,9%	11,9%	10,3%
On-board Train Services	15,1%	7,5%	9,6%
Other	2,3%	1,4%	1,1%
Total Group	**12,0%**	**11,5%**	**10,8%**

(*) **11.5**% and **10.2**% excluding hotels under construction in December 2001 and June 2002 respectively
(**)**16.1**% and **15.4**% excluding hotels under construction in December 2001 and June 2002 respectively

NOTE 1 - ACCOUNTING PRINCIPLES

The Consolidated Financial Statements of ACCOR Group are established in accordance with French accounting principles, in agreement with the new methodology on the consolidated accounts (CRC 99-02).
The biannual accounts were established according to the same accounting principles and methods as those used for the establishment of the annual accounts.
As of January 1-st, 2002, the group applied the regulation CRC 2000-06 to the liabilities. This change of method had no incidence either on the stockholders' equities of opening, or on the profit of period.

In addition, reflecting the international scope of its activities, ACCOR has decided to retain, among the options allowed by new French regulation, those that are closest to international accounting practices (capitalization of contracts defined as capital leases ; entering into the Balance Sheet the full amount for employee benefit).

The financial statements of consolidated Group companies, prepared in accordance with the rules of the individual countries in which they operate, are restated to conform to Group principles prior to consolidation.

A. - Consolidation methods

The companies over which the Group directly or indirectly exercises exclusive controlling influence are fully consolidated.

Companies controlled and operated jointly by ACCOR and a limited number of partners are consolidated through proportional integration.

Companies over which the Group exercises a significant influence and in which it controls, directly or indirectly, between 20% and 50% of voting rights, are accounted for by the equity method.

B. - Goodwill

Within the first year following an acquisition, all assets and liabilities of an acquired business are reviewed and valued. Whenever possible, the difference between the purchase price and the fair value of the Group's share of the underlying net assets at the date of acquisition is posted to the corresponding balance sheet item and then amortized according to the rules applicable for such assets. The balance is recorded as goodwill in the consolidated balance sheet.
Goodwill are amortized on a period according to their estimated life, market conditions and the nature of the activities involved, within the maximum 40 years limits. The amortization schedule takes into account operating hypothesis and perspectives followed by the acquisition.
If all these facts are evolving in a negative way, the amortization schedule can be reviewed and an exceptional amortization may be posted.
The residual difference is recorded as an asset in the Balance Sheet, under the category "goodwill".

. Hotels	40 years
. Onboard Train Services	40 years
. Services	40 years
. Travel Agencies	40 years
. Restaurants	20 years
. Casinos	20 years

C. - Translation of financial statements prepared in foreign currencies

Foreign-currency denominated balance sheet items are translated into Euros at year-end exchange rates. Income statement items are translated at average annual rates. The resulting difference is posted to shareholders' equity.

In the case of subsidiaries operating in exceptionally high-inflation countries, non-monetary balance sheet items are translated at historical rates prevailing on the date of the transaction, while monetary balance sheet items are translated at year-end rates.

Non-monetary income statement items are translated into Euros at historical rates. Other income statement items are translated at the monthly historical average rate following the transaction. Translation differences resulting from the application of this method are incorporated in the Financial Income (Expense) in the income statement.

D. - Fixed assets

D.1. – Intangible fixed assets

Intangible fixed assets are recorded at cost.

Start-up costs are written off over a maximum period of five years.

Lease rights are usually amortized according to the underlying lease life.

As from January 31, 2002 business rights, other network and brand names are integrated into goodwill and are straight line amortized on a duration appropriate for every business in maximal limits described in B. Goodwill. As part of business combinations, the Group recognizes intangible assets. The value of such assets is mainly based on reports issued by independent experts and grounds for each business on specific criteria allowing a follow-up for the future.

- Identified brands are valued according to a multicriteria method, taking into account their awareness and their profitability.
- Market shares on services and on-board services activities represent investments realized to enforce an economical position and are valued according to forecasted turnover and profitability.
- Brands and market shares are not amortized. They are regularly assessed specially when events may affect their value. If the fair value -assessed according to the valuation criteria used for acquisition purpose- is lower than their net booked value on a long term basis, a provision is booked for the difference.

D.2. – Property, plant and equipment

Property, plant and equipment are valued in the balance sheet at purchase value or at cost price, including related financial charges.

Property, plant and equipment are depreciated on a straight-line basis over the following useful lives:

Formule 1 hotels / Motel 6 motels	40 years
Other hotels	60 years
Rail cars and other railway equipment	20 years

Other equipment	10 to 30 years
Fixtures and fittings	5 to 10 years

D. 3. Finance leases, operating leases and sale and lease-back transactions

Assets under finance leases are capitalized, according to the method recommended in French accounting standards. The classification of leases as either operating leases or finance leases is based on the extent to which risks and rewards incident to ownership of the asset lie with the lessor or the lessee.

Finance leases, corresponding to leases that transfer substantially all the risks and rewards incident to ownership of the asset to the lessee, are recognized as an asset and depreciated in accordance with Group policy. An obligation in the same amount is recorded as a liability to a specific line of the Balance Sheet.

Moreover, for sale and lease-back transactions, if the asset is leased back under a finance lease, the gain or loss on the sale is deferred and amortized over the life of the lease unless the asset has suffered a permanent impairment in value.

On the contrary to finance leases, operating leases are recognized as rental expenses of the period and booked to the income statement. Future payments on operating leases are presented in Note 5. Moreover, for sale and lease-back transactions, if the asset is leased back under an operating lease and the sale price and rentals are established at market values confirmed by an independent expert, the gain or loss on the sale is recognized immediately.

D.4. – Investments in unconsolidated companies

Investments in unconsolidated companies are recorded at cost.

D.5. – Book value of fixed assets

Fixed assets are valued at cost. When cost exceeds the fair value of the asset, a provision is made to recognize the loss of value.

Fair value is based upon an evaluation of the asset's usefulness in enabling the company to achieve its strategic goals.
In particular, in the case of hotel properties, fair value is estimated on the basis of a multiple of EBITDA over the duration of a hotel industry business cycle. Depreciation, if any, is posted to income under result from management of hotel portfolio (see Notes 1.P.5 and 10).

In addition, in the case of unconsolidated investment securities, usefulness value is based, among other criteria, on the Company's share in revalued net worth and future profitability prospects.

Provisions for loss of value are written to reduce to market value assets held for disposal.

E. - Inventories

Inventories are valued on the basis of weighted average prices. They are depreciated, as needed, on the basis of estimated realization value.

F. - Special reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these are held in special escrow accounts.

G. - Marketable securities

Marketable securities are recorded at the lower of historical cost and market value.

H. - Deferred charges

Deferred charges include :

- costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants ;
- costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- bond issuance costs, which are written off over the life of the issue ;
- costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in 'other receivables'.

I. - Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods.
Prepaid expenses are included in 'other receivables'.

J. - Personnel expenses

Personnel expenses comprise all sums paid by the Company to its salaried employees, including employee profit-sharing. Employee profit-sharing - totaling € 16 million in 1999- was included in result from management of other assets. Since 2000, employee profit-sharing has been included under personnel expenses, for € 17 million.

K. - Provisions for pension and retirement benefits

Until December 31, 1999, the Group made partial provisions for retirement commitments pursuant to the accounting regulations applicable in each of the countries in which it operates. Pursuant to regulation CRC* 99-02 in effect since January 1, 2000, the Group applies the preferential method and makes provisions for the totality of its retirement commitments.
The impact of this change in accounting method has been deducted from consolidated reserves on January 1, 2000.
In the case of defined benefit retirement plans, liabilities have been calculated pursuant to IAS 19 ; in particular, the Group has estimated its commitments based upon the prospective method, taking into account actuarial assumptions, e.g. salary increases, retirement age, mortality, employment turnover rates, as well as discount rates. These hypothesis take into consideration the specific conditions, notably macro-economic, of the various countries in which the Group operates.
In order to determine net retirement liabilities on January 1, 2000, the Group also took into account assets held to cover these commitments, based on their market value as of that date.

Actuarial adjustments in effect prior to January 1, 2000 were preserved and were thereby not deducted from consolidated reserves.
The impact of the change in accounting method is the difference between the liability on January 1, 2000, calculated according to this method, and the provision included in the financial statements as of that date, taking into account corresponding deferred taxes.
In addition, changes in actuarial assumptions give rise to actuarial adjustments, which are prorated based on the average residual employment period of the salaried employees covered by the respective retirement plans.

* *"Comité de la Réglementation Comptable"*

L. - Translation of foreign currency-denominated transactions

For each Group entity, transactions denominated in a currency other than the Group's own functional currency are translated into that currency at the exchange rate prevailing at the time of the transaction.

Corresponding assets and liabilities, with the exception of those covered by currency hedging transactions, converted into Euros, are translated at year-end rates. Exchange gains and losses resulting from year-end exchange rate conversions are posted to net financial income.

M. - Deferred taxes

The Group held the Balance Sheet method with variable postponement, according to which future tax payables and receivables are evaluated at the last known tax rate, without actualization.

Deferred tax assets on tax losses carried forward are recognized only if they are likely to be used within a reasonable time frame.

Deferred tax liabilities are included in the "Provisions for liabilities and charges".

N. – Stock options

Some subsidiaries, mainly in the United States and in France, have a stock option policy for the employees. As these subsidiaries are not listed, the Group is committed to buy out the shares issued when the options would be exercised, at a price based on market values (generally an EBITDA multiple reduced by the net debt).

At every closing date, the Group values the impact that the stock option exercise would have on the consolidated net equity held by Group in these subsidiaries. The potential dilution effect is recorded as an expense in the "Result from management of other assets" and a provision for social commitment is booked in the balance sheet.

Stock options attributed by the parent company do not affect the consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees.

O. - Financial instruments

Financial instruments such as swaps and options contracts primarily used to manage interest rate and currency exposure are recorded as off-balance sheet commitments.

Income from hedging transactions is recognized using the same principle as that applied to the recognition of income or expense on the hedged asset or liability.

P. - Income statement and statement of sources and uses of funds

The presentation of the consolidated income statement and statement of sources and uses of funds is matching closely the key indicators used internally for managing its activities and assessing management performance.

P.1. – Revenues

Revenues include all revenues from sales of products and services by consolidated companies related to their normal activities. They include :

- for services : commissions paid by client companies, and participating restaurants, royalties and revenues from technical assistance ;
- for travel agencies : commissions on travel tickets, car rental and hotel accommodations, fees related to service contracts, and revenues from the sale of travel packages. This definition of revenues corresponds to the evolution underway in the travel agency business ;
- for onboard train services : catering and lodging services charged to railway networks, as well as subsidies received and capital improvements performed by the Group ;
- for casinos : gross receipts from gaming activities (slot machines and traditional casino games).

P.2. – Other operating revenues

Other operating revenues include financial income on the management of available funds generated by Services activities.

Together, revenues and other operating revenues make up the consolidated sales.

P.3. – EBITDAR

EBITDAR includes operating revenues and charges, reflecting management performance before rent, depreciation, financial income (expense), taxes and operating provision expense.

P.4. – Profit before tax

The heading "Profit before tax" reflects results from operations and financing of the Group's activities. It combines EBIT, financial income (expense), and the net income from associated equity companies, Group share.

P.5. – Result from management of hotel portfolio

Result from management of hotel portfolio includes realized capital gains and losses on the sale of hotel properties, as well as provisions on hotel properties. These items of a recurring nature in the ongoing management of hotel operations are not directly related to the management of the Company's operations.

P.6. – Result from management of other assets

Result from management of other assets includes realized capital gains and losses on the sale of other assets, excluding hotel portfolio, provisions, as well as non-operating losses and gains. These items are not directly related to the management of the company's operations.
Result from management of other assets also takes into account provisions for risks related to the impact of dilution from future exercise by employees of stock options issued by Group subsidiaries.
Each year, the difference between the market value of stock options and their exercise price is provided for.

P.7. – Exceptional items (net of taxes and of minority interests)

Exceptional items are essentially limited to extraordinary transactions – such as disposal of Group core activities – which are not part of the Group's current activities, and do not occur frequently.

P.8. – Consolidated statements of cash flow

The consolidated statements of cash flow was reorganized to match the key indicators used internally in the management of ACCOR's activities and to differentiate uses and sources of funds from operations on the one hand, and financing activities on the other.

Sources and uses of funds from operations include :

- consolidated cash flow from operations after changes in deferred taxes and capital gains or losses on asset sales ;
- capital improvements, which cover maintenance and renovation of existing operating assets held on January 1st of the reporting year and required by their ongoing operations ;
- new capital investments, including fixed assets of newly consolidated subsidiaries and the constitution of new assets ;
- capital gain or losses on asset sales ;
- net change in working capital.

NOTE 2 – CHANGES IN THE SCOPE OF CONSOLIDATION

A. – Disposals

A.1. – Disposal of hotel properties-

In 2001, the Group disposed of:

- 62 Economy properties (Ibis, Etap and Formule1) in France, Sweden and Great-Britain, for a total consideration of € 168 million;
- 9 US Economy properties in United States for a total consideration of € 21 million;
- 11 Business and Leisure properties (Novotel and Mercure) for total proceeds of € 85 million.

In the first semester 2002, the Group disposed of:

- 2 Business & Leisure properties in Eastern Europe (In Warsaw and Budapest) for total proceeds of € 54 million.

A.2. – Disposal of Courtepaille

In December 2000, ACCOR sold 80% of its Courtepaille public restaurant subsidiary to the Barclays Private Equity Investment fund, which now participates in managing the company.
This transaction - based on an enterprise value of € 125 million - generated after-tax consolidated capital gains of € 38 million (see Note 13).
Courtepaille consolidated revenues, EBDIT and EBIT included in the consolidated financial statements for 2000 amounted to € 89 million, € 15 million and € 8 million, respectively.

A.3. - Partnership with Colony Capital in Accor Casinos

Accor and US investment fund Colony Capital have entered into an agreement designed to create a leading European Casinos Group. Under the terms of the agreement, Colony Capital has acquired 50% of Accor Casinos, of which 6% in 2001 and 44% in 2002. Accor retains responsibility for the company's management.
The transaction was based on a total value of € 450 million and generated a capital gain of € 70 million after tax (see Note13).
Since May 1-st, 2002, ACCOR Casinos has been consolidated into proportional integration. For information, you will find below the main financial aggregates to 100 % of ACCOR Casinos.

In million €	2001	June 30, 2001	June 30, 2002
Turnover	302	145	148
Gross Operating Income	58	27	24
Profit before tax	40	18	15
Net Income	15	6	7

ACCOR granted a € 80 million loan to Colony Capital (see note 17).

B. – Investment program

B.1 - Acquisition of 20% of Orbis in August, 2000 and 5% in 2001

In August 2000, as part of the Polish State's privatization program, ACCOR has acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis for a total of € 81 million.

Orbis group, also active in travel and casinos, is the leading Polish hotel group, with 55 hotels (10,439 rooms) located in the country's 25 major cities. Following a renovation program, these hotels are operating under ACCOR Group brand names since 2001.

In 2001, the Group acquired an additional 5% share, raising its interest up to 25% for an amount of € 12 million.

B.2 – Tahl restructuring

At the end of 2000, Accor Asia Pacific, a wholly-owned subsidiary of ACCOR SA, held 37.07% of real estate company Tahl, owner of 33 hotels. Moreover, ACCOR managed 22 hotels owned by Tahl.
Following a takeover bid launched in 2001 on Tahl by Australian investors, ACCOR Asia Pacific had to restructure its relationship with Tahl. The main items of this restructuring are :

- capital reduction of Tahl granted to all the shareholders (including ACCOR Asia Pacific for its 37.07% ownership),
- transfer of 18% of Tahl to the Australian investors who initiated the takeover bid ; ACCOR Asia Pacific still holds 19.07%,
- switch of 22 contracts from management to rental contracts,
- loan of € 35 million to Tahl.

These various operations impact the financial statements as follows :

- proceeds on the disposal of assets were booked for € 26 million (which breaks down into capital reduction for € 10 million and disposal of shares for € 16 million),
- subsequently, non-disposed shares have been reclassified from "shares in associated equity companies" to "investment in unconsolidated companies" for € 23 million,
- an increase occurred in the group revenues and EBITDAR by € 65 million and € 21.5 million respectively. The impact on Profit Before Tax has been limited to € 2.5 million.

B.3. – Go Voyages

During the 1-st half of the year 2002, ACCOR acquired 21.5 % of the capital of the company Go Voyages, increasing its participation to 60 %.

Go Voyages, thanks to the implementation of innovative computer tools is becoming a major company on the tourism business, especially on the internet.

Go Voyages performed in 2001 a traffic of € 126 milion, a turnover of € 23 milion and an income before tax (RGO) of € 5.8 milion. Go Voyages has been fully consolidated into the accounts of the Group ACCOR since January 1-st, 2002.

B.4. – Other investments (external and internal growth)

Regarding external and internal growth, the Group opened or acquired 118 additional hotels (15,425 rooms) during the first half of 2002. Moreover, 61 hotels (8,065 rooms) have been closed during the period.

The Group's hotel portfolio by type of management and brand was as follows as of June 30, 2002 :

Hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	28	41	78	9	**156**
Novotel	69	143	97	39	**348**
Mercure	60	203	212	188	**663**
Ibis	147	217	53	183	**600**
Etap Hotel	75	88	7	83	**253**
Formule 1	221	132	3	11	**367**
Red Roof	104	156		99	**359**
Motel 6	224	463	1	132	**820**
Others	12	39	52	42	**145**
Total	**940**	**1,482**	**503**	**786**	**3,711**
Total in %	*25.3*	*39.9*	*13.6*	*21.2*	**100%**

The number of rooms by type of management and by brand was as follows as of June 30, 2002 :

Rooms	Ownership	Rental	Management	Franchise	Total
Sofitel	4,538	9,389	15,473	2,353	31,753
Novotel	10,101	21,620	21,285	5,731	58,737
Mercure	7,143	26,630	25,084	15,060	73,917
Ibis	16,170	26,781	6,980	13,084	63,015
Etap Hotel	5,632	6,963	640	6,184	19,419
Formule 1	16,248	10,330	231	726	27,535
Red Roof	12,530	17,644		9,129	39,303
Motel 6	24,613	52,273	59	8,790	85,735
Others	1,673	5,322	9,866	6,816	23,677
Total	**98,648**	**176,952**	**79,618**	**67,873**	**423,091**
Total in %	*23.3*	*41.8*	*18.8*	*16.1*	**100%**

The Group's hotel portfolio by type of management and by region was as follows as of June 30, 2002 :

Hotels	Ownership	Rental	Management	Franchise	Total
France	407	347	94	408	**1,256**
Europe excluding France	140	390	55	123	**708**
North America	341	654	5	233	**1,233**
Latin America	23	14	105	9	**151**
Other Countries	29	77	244	13	**363**
Total	**940**	**1,482**	**503**	**786**	**3,711**
Total in %	*25.3*	*39.9*	*13.6*	*21.2*	100.0

The number of rooms by type of management and by region was as follows as of June 30, 2002 :

Rooms	**Ownership**	**Rental**	**Management**	**Franchise**	**Total**
France	34,757	40,498	8,829	30,194	**114,278**
Europe excluding France	17,250	48,630	8,064	16,833	**90,777**
North America	39,758	76,005	1,129	18,109	**135,001**
Latin America	3,459	2,244	13,372	853	**19,928**
Other Countries	3,424	9,575	48,224	1,884	**63,107**
Total	**98,648**	**176,952**	**79,618**	**67,873**	**423,091**
Total in %	*23.3*	*41.8*	*18.8*	*16.1*	100.0

The number of hotels by region and by brand name is as follows as of June 30, 2002 :

Hotels	**France**	**Europe** (excluding France)	**North America**	**Latin America & Caribbean**	**Other Countries**	**Total**
Sofitel	37	32	10	18	59	156
Novotel	120	117	6	22	83	348
Mercure	287	188	-	88	100	663
Ibis	329	219	-	19	33	600
Etap Hotel	185	67	-	-	1	253
Formule 1	285	43	-	1	38	367
Red Roof	-	-	359	-	-	359
Motel 6	-	-	820	-	-	820
Autres	13	42	38	3	49	145
Total	**1,256**	**708**	**1,233**	**151**	**363**	**3,711**
%	*33.8*	*19.1*	*33.2*	*4.1*	*9.8*	*100.0*

The number of rooms by region and by brand name is as follows as of June 30, 2002 :

Rooms	**France**	**Europe** (excluding France)	**North America**	**Latin America & Caribbean**	**Other Countries**	**Total**
Sofitel	6,627	6,002	3,292	2,603	13,229	31,753
Novotel	15,091	19,407	1,834	3,901	18,504	58,737
Mercure	26,412	23,555	-	10,100	13,850	73,917
Ibis	29,234	26,460	-	2,362	4,959	63,015
Etap Hotel	13,960	5,339	-	-	120	19,419
Formule 1	21,312	3,101	-	300	2,822	27,535
Red Roof	-	-	39,303	-	-	39,303
Motel 6	-	-	85,735	-	-	85,735
Autres	1,642	6,913	4,837	662	9,623	23,677
Total	**114,278**	**90,777**	**135,001**	**19,928**	**63,107**	**423,091**
%	*27.0*	*21.5*	*31.9*	*4.7*	*14.9*	*100.0*

NOTE 3 – BREAKDOWN OF CONSOLIDATED SALES BY REGION AND BY BUSINESS

On June 30, 2002, operating revenues of entities which revenues (royalties) are not specific to a given region are presented under 'worldwide structures'.

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures	June 30, 2002	June 30, 2001 Pro Forma (*)	December 31, 2001 Pro Forma (*)
HOTELS	**791**	**711**	**709**	**62**	**167**	**38**	**2,478**	**2,480**	**5,049**
Business and Leisure	514	474	86	55	160	38	**1,327**	**1,337**	**2,698**
Economy Hotels	277	237	1	7	7	-	**529**	**488**	**1,025**
Economy Hotels United States	-	-	622	-	-	-	**622**	**655**	**1,326**
SERVICES	**39**	**88**	**7**	**110**	**3**		**247**	**241**	**498**
Other activities									
Travel Agencies	34	97	77	16	8	6	**238**	**265**	**499**
Casinos	148	-	-	-	-	-	**148**	**145**	**302**
Restaurants	39	110	-	79	5	-	**233**	**238**	**472**
On-board Train Services	77	59	-	-	-	2	**138**	**134**	**277**
Holdings and other	59	32	-	7	-	5	**103**	**97**	**193**
Total June 30, 2002	**1,187**	**1,097**	**793**	**274**	**183**	**51**	**3,585**		
Total June 30, 2001 pro forma (*)	**1,163**	**1,047**	**871**	**303**	**161**	**55**		**3,600**	
Total December 31, 2001 pro forma (*)	**2,363**	**2,154**	**1,713**	**589**	**343**	**128**			**7,290**

(*) Pro forma consolidated sales on June 30 and December 31, 2001 have been restated to be comparable with the turn over published in 2002. Reclassifications concern mainly reallocations in regions.

On June 30, 2002, consolidated sales amounted to € 3,585 million, as compared to € 3,600 million on June 30, 2001. This represents a decrease by € 15 million or -0.4%.
This change breaks down as follows:

- Like-for-like growth	-0.6 %
- Business development	+3.7 %
- Currency impact	-1.4 %
- Closing or disposal of activities	-2.1 %
Revenues decrease in 1st half of 2002	**-0.4 %**

Breakdown of consolidated revenues by business :

	Published Revenue	Revenue on Comparable basis In € million	%
HOTELS	**0.0%**	**-36**	**-1.5%**
- Business and leisure	-0.7%	-21	-1.6%
- Economy Hotels	+8.5%	+18	+3.7%
- Economy Hotels United States	-5.1%	-33	-5.1%
SERVICES	**+2.5%**	**+43**	**+17.9%**
Other activities	**-2.3%**	**-30**	**-3.4%**
- Travel Agencies	-10.5%	-29	-11.0%
- Casinos	+2.0%	+1	+0.7%
- Restaurants	-2.3%	+8	+3.5%
- On-board Train Services	+3.4%	+3	+2.5%
- Holding and Others	+6.1%	-13	-13.6%
Variation	**-0.4%**	**-23**	**-0.6%**

Breakdown of consolidated revenues by region :

	Published Revenue	Revenue on Comparable basis In € million	%
- France	+2.1%	-9	-0.8%
- Europe (excluding France)	+4.8%	+14	+1.3%
- North America	-9.0%	-67	-7.7%
- Latin America	-9.6%	+31	+10.1%
- Other countries	+13.7%	+10	+6.5%
- Worldwide Structures	-7.3%	-2	-2.8%
Variance	**-0.4%**	**-23**	**-0.6%**

NOTE 4 – BREAKDOWN OF EBITDAR

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 30, 2002	June 30, 2001 Pro Forma(*)
HOTELS	**219**	**233**	**247**	**6**	**39**	**1**	**745**	**790**
Business and Leisure	139	142	16	5	37	(9)	**330**	**365**
Economy Hotels	80	91	-	1	2	10	**184**	**179**
Economy Hotels United States	-	-	231	-	-	-	**231**	**246**
SERVICES	**16**	**47**	**1**	**48**	-	**(6)**	**106**	**100**
Other activities								
Travel Agencies	3	13	8	-	1	8	**33**	**23**
Casinos	24	-	-	-	-	-	**24**	**27**
Restaurants	2	9	-	3	1	-	**15**	**18**
On-board Train Services	-	3	-	-	-	1	**4**	**3**
Holdings and other	(6)	13	-	-	-	(1)	**6**	**(1)**
Total June 30, 2002	**258**	**318**	**256**	**57**	**41**	**3**	**933**	
Total June 30, 2001 pro forma (*)	**279**	**299**	**278**	**64**	**35**	**5**		**960**
Total December 31, 2001 pro forma (*)	**588**	**611**	**572**	**113**	**74**	**13**		

(1) EBITDAR of units whose revenues (corresponding to royalties) are not generated in a single region are included under 'Worldwide Structures'.

(*) Pro forma EBITDAR on June 30 and December 31, 2001 have been restated to be comparable with the EBITDAR published in 2002. Reclassifications concern mainly reallocations in geographical areas.

On June 30, 2002, EBITDAR amounted to € 933 million, compared to € 960 million on June 30, 2001, which represents a decrease of € -27 million or -2.8%.

This change breaks down as follows:

- Like-for-like growth	-2.8 %
- Business development	+2.7 %
- Currency impact	-2.2 %
- Closing or disposal of activities	-0.5 %
Breakdown of EBITDAR during the 1st half of 2002	**-2.8 %**

Breakdown of EBITDAR by business :

In € million	Published EBITDAR	EBITDAR on Comparable basis
HOTELS		
- Business and leisure	-35	-51
- Economy Hotels	+5	-4
- Economy Hotels United States	-15	-11
SERVICES	**+6**	**+37**
Other activities		
- Travel Agencies	+10	+10
- Casinos	-3	-1
- Restaurants	-3	-1
- On-board Train Services	+1	-
- Holding and Others	+7	-7
Variation	**-27**	**-28**

Breakdown of EBITDAR by region :

In € million	Published EBITDAR	EBITDAR on Comparable basis
- France	-21	-20
- Europe (excluding France)	+19	-18
- North America	-22	-13
- Latin America	-7	+26
- Other countries	+6	+3
- Worldwide Structures	-2	-6
Variance	**-27**	**-28**

NOTE 5. – OPERATING RENTAL EXPENSES

Rental charges amounted to € 344 million in the first half of 2001 and € 365 million in the first half of 2002.

In accordance with principles detailed in Note 1.D.3, these rental expenses are exclusively related to operating leases. The other leases are capitalized in the balance sheet and the corresponding liabilities amount to € 205 million (see note 27).
Whatever their real repayment schedule, total expense related to these operating leases are accounted for on a straight-line basis and indexed (e.g., on the basis of the French INSEE new construction index) in order to record a constant expense stream on an economic basis. Some leases have been signed for periods exceeding the traditional French nine-year term, primarily to protect ACCOR against the lack of commercial property rights in certain countries.

It is specified that, there is no callable clause (for either rating or either reason), no cross default clause and no covenant.

On June 30, 2002, annual expenses related to **non-discounted rental leases** break down as follows:

In € million	**2000**	**2001**	**2002**
Business and Leisure hotels	(283)	(333)	(352)
Economy Hotels	(96)	(114)	(130)
Economy Hotels United States	(183)	(195)	(198)
Other	(54)	(56)	(50)
Total	**(616)**	**(698)**	**(730)**

The schedule for minimum **non-discounted rental leases** commitments as of January 2003 is as follows :

Years	**In € million (1)**
2003	(746)
2004	(743)
2005	(746)
2006	(749)
2007	(752)
2008	(741)
2009	(732)
2010	(717)
2011	(688)
2012	(675)
2013	(676)

Years	**In € million**
2014	(677)
2015	(670)
2016	(672)
2017	(656)
2018	(594)
2019	(530)
2020	(437)
2021	(364)
2022	(279)
> 2022	(837)

(1) Including M€ 25 "simples" rental expenses a year from 2003 to 2006.

NOTE 6. – DETAIL OF AMORTIZATION AND PROVISIONS

In € million	2,001	June 30, 2001	June 30, 2002
Amortization	(435)	(214)	(227)
Provisions	(8)	(9)	(16)
Total	**(443)**	**(223)**	**(243)**

NOTE 7. BREAKDOWN OF EBIT BY REGION AND BY BUSINESS

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 30, 2002	June 30, 2001 Pro Forma (*)	Dec. 31, 2001 Pro Forma(*)
Hotels	86	61	63	-	5	(2)	213	293	618
Business and Leisure	50	31	(10)	-	4	(13)	62	117	223
Economy Hotels	36	30	-	-	1	11	78	81	189
Economy Hotels United States	-	-	73	-	-	-	73	95	206
SERVICES	15	43	1	39	(1)	(7)	90	86	176
Other Activities									
Travel Agencies	-	5	(1)	(1)	-	8	11	2	(5)
Casinos	17	-	-	-	-	-	17	20	45
Restaurants	-	6	-	2	-	-	8	9	17
On-board Train Services	(3)	3	-	-	-	1	1	(1)	7
Holdings and other	(9)	1	-	-	-	(7)	(15)	(16)	(28)
June 30, 2002 total	106	119	63	40	4	(7)	325		
June 30, 2001 total pro forma (*)	133	126	93	41	4	(4)		393	
December 31, 2001 total pro forma (*)	282	269	192	76	12	(1)			830

(1) EBIT of units whose revenues (corresponding to royalties) are not generated in a single region are included under 'Worldwide Structures'.

(*) Pro forma Operating Result on June 30 and December 31, 2001 have been restated to be comparable with the Operating Result published in 2002. Reclassifications concern mainly reallocation in geographical areas.

On June 30, 2002, consolidated operating result amounted to € 325 million, as compared to € 393 million on June 30, 2001. This represents a decrease of 17.3 %, (€ 68 million).

This change breaks down as follows:

- Like-for-like growth	-13.2 %
- Business development	+1.0 %
- Currency impact	-4.0 %
- Closing or disposal of activities	-1.1 %
Breakdown of EBIT during the 1st half of 2002	**-17.3 %**

Breakdown of EBIT by business :

In € million	Published EBIT	EBIT on comparable basis
HOTELS		
- Business & Leisure	-55	-53
- Economy	-3	-3
- Economy US	-22	-22
SERVICES	**+4**	**+21**
Other Activities		
- Travel Agencies	+9	+9
- Casinos	-3	-3
- Restaurants	-1	-1
- On board Train Services	+2	-
- Holding and Others	+1	-
Variance	**-68**	**-52**

Breakdown of EBIT by region :

In € million	Published EBIT	EBIT on comparable basis
- France	-27	-23
- Europe (excluding France)	-7	-14
- North America	-30	-28
- Latin America	-1	+13
- Other Countries	-	-
- Worldwide Structures	-3	-
Variance	**-68**	**-52**

NOTE 8 – FINANCIAL INCOME (EXPENSE)

In € million	2,001	June 30, 2001	June 30, 2002
Interest income (expense)	(134)	(71)	(60)
Other financial revenues and expenses	42	29	34
Financial income (expense)	**(92)**	**(42)**	**(26)**

The 'other financial revenues and charges' are specified as follows:

In € million	2001	June 30, 2001	June 30, 2002
- Dividends received from investment securities and non consolidated companies	15	12	8
- Exchange gains or exchange losses (*)	28	22	29
- Other financial reversal of provision	(1)	(5)	(3)
Total "other financial revenues and charge	**42**	**29**	**34**

(*) As in 2001, exchange gain mainly concerned capital transactions in the United States.

NOTE 9 – Income (loss) of associated equity companies, group share

Key contributions break down as follows:

In € million	2,001	June 30, 2001	June 30, 2002
Société Hôtelière des Casinos de Deauville	7	1	1
Orbis	6	2	2
Other	7	1	1
Group share in income before tax	**20**	**4**	**4**

NOTE 10 – RESULT FROM MANAGEMENT OF HOTEL PORTFOLIO

In € million	2,001	June 30, 2001	June 30, 2002
Capital gains or losses on sale of assets	34	9	20
Provisions on hotel properties (see note 1.D.5)	(5)	(11)	(3)
Total	**29**	**(2)**	**17**

In 2001, result from management of hotel portfolio primarily included :

- Capital gains on the sale of buildings primarily in France (€ 23 million) and in Sweden (3 Ibis and 3 Formule 1 for € 1 million),
- Capital gains for € 10 million on the sale of non strategic hotels (building and operations),primarily in France (12 hotels for € 14 million) in North America (7 hotels for € 2.5 million) and in the French West indies (3 hotels for € - 2.8 million),
- Provisions for € 5 million on assets for which use value appeared to be lower than the net book value, mainly in the USA (US Economy Lodging for € - 5 million).

In the first half of 2002, result from management of hotel portfolio includes :

- Capital gains for € 22 million on the sale of hotels (buildings) - mainly in Eastern Europe for € 21 million and in France for € 1 million.
- Provisions for € 3 million on assets which value is less than the net book value - mainly in United States.

NOTE 11 – RESULT FROM MANAGEMENT OF OTHER ASSETS

In € million	2001	June 30, 2001	June 30, 2002
Capital gains or losses on sale of assets	74	68	16
Provisions	28	13	16
Non-operating gains (losses)	(36)	(27)	(27)
Total	**66**	**54**	**5**

In 2001, capital gains on assets disposal of € 74 million mainly encompassed a gain on Compass shares (€ 60 million), on Australian catering business disposal (€ 5 million) and on the disposal of 6% of ACCOR Casinos (€ 9 million).

Non operational losses of € -36 million principally include restructuring expenses for € -22 million mainly relating to the travel agency business (€ -10 million), as well as non-recurring costs of hotel business reengineering for € -5 million.

The € 28 million of the 'provisions' item mainly includes reversal of provision for agencies restructuring, which expenses have been booked in 2001 (see non operational loss € -10 million), and reversals of provisions for geographic risks.

On June 30, 2002, capital gains include mainly gains due to the disposal of some European Tour Operators (€ 14 million).

The amount €16 million in 'provisions' includes reversals and charges to provisions on various risks and litigation. A part of the reversals, up to € 22 million, concerns losses booked in 'Non operating losses'.

The amount of € -27 million of 'non operational losses' encompasses, the € 22 million mentioned above, and a € 3-million loss due to the disposal of the 'packed lunch' business in Brazil.

NOTE 12 – INCOME TAXES

12.1 – Income tax expense for the year (excluding exceptional items)

In € million	2,001	June 30, 2001	June 30, 2002
Current tax and corporate tax provisions	(161)	(86)	(83)
Deferred tax income / (expense)	(77)	(32)	(25)
Group share in current and deferred tax of associated equity companies	(8)	(3)	(3)
Total	**(246)**	**(121)**	**(111)**
Profit before tax and result from management of hotel portfolio	787	353	320
Total consolidated income tax	(246)	(121)	(111)
Group apparent tax rate on profit before tax	**31.3%**	**34.2%**	**34.7%**

12.2 - Effective tax rate

In € million	2,001	June 30, 2001	June 30, 2002
Current income before tax	758	355	303
Result of the management of other assets	29	(2)	17
Result of the management of hotel portfolio	66	54	5
Goodwill amortization	(102)	(49)	(50)
Profit before tax	**751**	**358**	**275**
Goodwill amortization	102	49	50
Elimination of intra-Group capital gains	(3)	(3)	-
Asset depreciation	-	-	-
Other	(43)	11	13
Total of permanent differences (non-deductible expenses)	**56**	**57**	**63**
Income subject to lower tax rates or not subject to tax (1)	**(226)**	**(102)**	**(103)**
Income taxable at current rates	**581**	**313**	**235**
Current tax rate in France	36.42%	36.42%	35.43%
Theoretical income tax at current French tax rate	**(211)**	**(114)**	**(83)**
Impact of theoretical income tax of :			
. differences in tax rate in countries other than France	8	1	4
. unutilized tax losses for the year	(42)	(4)	(15)
. utilization of tax losses from prior years	18	-	4
. tax credit resulting from timing differences not recognized in prior years	-	-	-
. losses carried forward unrecognized in prior years (2)	-	-	-
. other	(17)	(3)	(16)
Total	**(33)**	**(6)**	**(23)**
Income tax at current tax rate	**(244)**	**(120)**	**(106)**
Income tax at lower rates	**(2)**	**(1)**	**(5)**
Total consolidated income tax	**(246)**	**(121)**	**(111)**
Profit before tax and result from management of hotel portfolio	787	353	320
Total consolidated income tax	(246)	(121)	(111)
Group apparent tax rate on profit before tax	**31.3%**	**34.3%**	**34.7%**

(1) Primarily capital gains on asset sales.

(2) Tax losses carried forward are considered as deferred tax assets only when they are likely to be recovered within a reasonable time frame.

12.3-Detailed deferred tax assets and liabilities in balance sheet

In € million	June 30, 2001	2 001	June 30, 2002
Deferred tax assets	109	87	69
Deferred tax liabilities	(234)	(237)	(275)
Net deferred taxes	**(125)**	**(150)**	**(206)**

12.4-Unrecognized deferred tax assets

Unrecognized deferred tax assets amounted to € 118 million at June 30, 2002, € 102 million at June 30, 2001 and € 112 million at December 31, 2001.

NOTE 13 – EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € million	2,001	June 30, 2001	June 30, 2002
Exceptional items	-	-	70

On June 30, 2002, exceptional items include a € 70 million gain after tax on disposal of 44% of ACCOR Casinos to Colony Capital (see Note 2.A.3).

NOTE 14 – GOODWILL

In € million	June 30, 2001	2001	June 30, 2002
Goodwill (gross)	2,402	2,386	2,226
Total amortization and provision	(462)	(507)	(515)
Total net goodwill	**1,940**	**1,879**	**1,711**

In € million		June 30, 2001	2001	June 30, 2002
Motel 6	(40 years)	358	341	302
Red Roof Inns	(40 years)	250	237	207
Agences de voyages	(20 years)	219	212	206
Hôtellerie Affaires et Loisirs France	(40 years)	225	195	204
Hôtellerie Australie / Pacifique	(40 years)	190	181	177
Hôtellerie Économique (hors Motel 6 et RRI)	(40 years)	121	119	118
Casinos (Accor Casinos et filiales)	(20 years)	199	194	96
Hôtellerie Asie	(20 years)	76	73	82
Hôtellerie Hongrie (Pannonia)	(40 years)	21	31	31
Société des Hôtels et Casinos de Deauville	(40 years)	29	28	28
Go Voyage	(20 years)	10	9	21
Hôtellerie Pologne (Orbis)	(40 years)	12	17	17
Lenôtre	(20 years)	16	15	16
Ferroviaire France	(7 years)	12	11	10
Ticket Restaurant Brésil (Apetik)	(40 years)	10	9	6
Autres (inférieurs à M€ 5)		192	207	190
Total net goodwill		**1,940**	**1,879**	**1,711**

The change in net goodwill breaks down as follows:

In € million	June 30, 2001	2001	June 30, 2002
Total net goodwill at beginning of period	1,911	1,911	1,879
Increase in gross value and impact of changes in the scope of consolidation :	**49**	**88**	**45**
. Go Voyage (see note 2.B.3)	-	9	12
. Hotels Asia	-	6	14
. Hotels Poland (Orbis see note 2.B.1)	-	9	4
. Economy Lodging France	-	-	4
. Accor Services	7	19	2
. Travel Agencies Brazil	5	8	-
. Hotels Brazil	-	7	-
. Other	37	30	9
Disposal of the period :	**(10)**	**(36)**	**(96)**
. Accor Casinos (see note 2.A.3)	-	(3)	(93)
. Hotels France (Jardins de Paris)	-	(15)	-
. Eurest Australia	(9)	(9)	-
. Tahl (Australia)	-	(4)	-
. Travel Agencies	-	(3)	-
. Other	(1)	(2)	(3)
Amortization	**(49)**	**(102)**	**(50)**
Translation adjustments	**50**	**21**	**(83)**
Line-by-line restatement and other changes	**(11)**	**(3)**	**16**
Total net goodwill at end of period	1,940	1,879	1,711

NOTE 15 – INTANGIBLE FIXED ASSETS

In € million		June 30, 2001	2001	June 30, 2002
Brand name, Motel 6	(1)	237	228	201
Brand name, Red Roof Inns	(1)	141	136	120
Market share, On-board train services		75	75	75
Other networks and brand names		11	11	11
Business rights	(2)	17	16	-
Start-up costs		15	15	15
Other intangible fixed assets	(3)	250	250	234
Total (gross value)		**746**	**731**	**656**
Amortization and provision		(123)	(198)	(181)
Total (net value)		**623**	**533**	**475**

(1) Decreases in the valuation of the Motel 6 and Red Roof brands are primarily due to changes in the US Dollar against the Euro at the balance sheet date (December 31, 2001 : 0.8813; June 30, 2002: 0.9975).

(2) From January 1-st, 2002, the business rights are integrated into the goodwill and are straight line amortized on a duration appropriate for every business (see note 1.D.1).

(3) Intangible fixed assets that are intented to be sold are written down to their probable realizable value.

NOTE 16 – PROPERTY, PLANT AND EQUIPMENT

In € million	June 30, 2001	2001	June 30, 2002
Land	624	680	563
Buildings	3,434	3,280	3,292
Fittings	1,079	1,102	1,170
Equipment and furniture	1,753	1,708	1,665
Construction in process	607	625	430
Total gross value	**7,497**	**7,395**	**7,120**
Total amortization, depreciation and provision	(2,429)	(2,369)	(2,392)
Total net value	**5,068**	**5,026**	**4,728**

Changes in net fixed assets can be analyzed as follows:

In € million	June 30, 2001	2001	June 30, 2002
Total as of January 1st	**4,696**	**4,696**	**5,026**
Evolution of the scope of consolidation	(5)	25	4
Disposals	(87)	(322)	(197)
Investments of the period	492	942	435
Amortization	(195)	(399)	(201)
Translation adjustments	220	108	(322)
Reclassification	(53)	(24)	(17)
Total at ending period	**5,068**	**5,026**	**4,728**

On June 30, 2002 property, plant and equipment held under capital leases totaled € 668 million (at cost), versus € 731 million at December 31, 2001.

NOTE 17 – LONG-TERM LOANS

In € million		June 30, 2001	2001	June 30, 2002
Colony Capital	(1)	-	-	80
Hotels Asia / Pacific	(2)	89	85	79
ABC Group (hotels Demeure / Libertel)	(3)	55	55	57
Hotels UK		31	31	32
Hotels US / Canada		34	36	31
Hotels Netherlands		28	28	28
Front de Seine Participations (Novotel Tour Eiffel)		27	21	21
Financière Courtepaille		19	19	20
Others		76	59	58
Total		**359**	**334**	**406**

(1) As part of the disposal of 50 % of ACCOR Casinos, Accor granted a €80-million loan to Colony Capital.

(2) The loans granted to Tahl amount to € 63 million as at June 30, 2002.

(3) In December 1999, ACCOR and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The hotel portfolio thereby acquired comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms.
The acquisition vehicle (ABC hotels), 30%-owned by the ACCOR Group, simultaneously signed management contracts with Accor. In addition, on June 30, 2001, ACCOR lent € 55 million to ABC hotels.

NOTE 18 – INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € million		June 30, 2001	2001	June 30, 2002
Orbis (Hotels Poland) (Note 2.B.1.)	(1)	98	92	85
Société Hotelière des Casinos de Deauville	(2)	34	33	34
Hotels Morocco (RISMA)	(3)	21	14	20
Other Subsidiaries Accor Asia Pacific		18	-	18
Ambassador / Ambatel (Corea Hotels)		16	-	16
ABC Hotels		14	12	12
Sofitel St Honoré		9	9	9
Hotels Tunisia (STI)	(4)	8	8	6
Société Hotelière Paris Les Halles		6	5	6
Sofitel St James de Londres		-	-	6
Front de Seine participations	(5)	6	-	4
Others		36	61	38
Total		**266**	**234**	**254**

(1) Key figures for the Orbis Group are as follows :

Orbis Key Figures (in € million)	2 001	June 30, 2 001	June 30, 2 002
Turnover	187	97	81
Net Income	14	5	2
Net Cash / (Net Debt)	9	21	(18)

(2) Key figures for Societe Hoteliere des Casinos de Deauville are as follows :

SHCD Key Figures (in € million)	2 001	June 30, 2 001	June 30, 2 002
Turnover	183	79	85
Net Income	22	18	2
Net Cash / (Net Debt)	(56)	12	(43)

(3) During the first quarter 2000, ACCOR's interest in Risma, the investment fund established by the Group in Morocco, was diluted to 48%. Consequently, Risma has been accounted for by the equity method, from January 1, 2000. Key figures for Risma are as follows :

Risma Key Figures (in € million)	2 001	June 30, 2 001	June 30, 2 002
Turnover	35	13	18
Net Income	(3)	(1)	(2)
Net Cash / (Net Debt)	(14)	-	(30)

(4) During the first half of 2001, ACCOR's interest in STI, the investment fund established by the Group in Tunisia, was diluted to 35%. Consequently, Risma has been accounted for by the equity method, from January 1, 2001. There is no material debt in the investment fund.

(5) During the first half of 2001, ACCOR purchased a 40% interest in Front de Seine Participations. Key figures for Front de Seine participations are as follows :

Front de Seine Participations Key Figures (In € million)	2001	June 30, 2002
Turnover	26	16
Net Income	(2)	(3)
Net Cash / (Net Debt)	(111)	(108)

NOTE 19 – OTHER FINANCIAL FIXED ASSETS

In € million	June 30, 2001	2 001	June 30, 2002
Investment in unconsolidated companies	169	191	352
Deposits and securities	130	128	114
Total (net value)	**299**	**319**	**466**
Provision for loss in value	(31)	(37)	(36)
Total (gross value)	**268**	**282**	**430**

Main investments in unconsolidated companies break down as follow :

In € million		June 30, 2001	2 001	June 30, 2002
Compass Group	(1)	-	-	205
Tahl		52	23	22
Bellatrix		13	13	14
Européenne de Casinos	(2)	-	46	-
Other investment in unconsolidated companies		77	76	79
Total (net value)		**142**	**158**	**320**

(1) In March 1999, the Group issued bonds exchangeable for Compass/Granada shares, a transaction which formalized its intention to ultimately sell its entire holding in Compass. Accordingly, the Compass shares were reclassified as marketable securities in 1999. The bonds were redeemed in full in March 2002, at which time the Group owned 30,706,882 Compass shares and 30,706,882 Granada shares. After a review of the Group's intentions with regard to these shares, the Compass shares were reclassified as "other financial assets" at their cost price as of March 30, 2002 (for a total of €205 million). As of June 30, 2002, the market value of these shares amounted to €188 million. In view of the Group's intention to hold them over the longer term, they have been maintained on the balance sheet at their fair value. The Granada shares are still classified as marketable securities at their market value as of June 30, 2002 (€53 million).

(2) On December 17, 2001, ACCOR Casinos launched a takeover bid at € 52 per share and € 129.5 per convertible bond. This offer followed the acquisition on December 14, 2001 of 22.7% of the capital (before dilution) of Européenne de Casinos for € 46 million by ACCOR Casino.
On June 30, 2002, all the Européenne de Casinos shares have been sold. A gain (transaction costs excluded) of € 12 million has consequently been accounted for (See Note 11).

NOTE 20 – BREAKDOWN OF FIXED ASSETS BY BUSINESS

20.1. - Gross fixed assets by business

In € million	HOTELS		–	SERVICES	–	Casinos	Restaurants	On-board Train Services	Holdings and Other	June 30, 2002	2001	June 30, 2001
	Business & Leisure	Economy	Economy United States		Travel Agencies							
Goodwill	509	140	652	100	293	117	57	18	341	**2,227**	**2,386**	**2,402**
Intangible assets	50	49	362	41	43	1	4	30	75	**655**	**731**	**746**
Property, plant and equipment	2,921	1,689	1,915	79	100	81	95	79	162	**7,121**	**7,395**	**7,497**
Sub-total	**3,480**	**1,878**	**2,929**	**220**	**436**	**199**	**156**	**127**	**578**	**10,003**	**10,512**	**10,645**
Long-term loans	270	15	2	1	-	-	2	2	135	**427**	**360**	**376**
Investment in associated	199	15	-	-	4	-	-	1	36	**255**	**267**	**233**
Other financial assets	119	11	68	2	7	-	1	1	257	**466**	**319**	**297**
June 30, 2002	**4,068**	**1,919**	**2,999**	**223**	**447**	**199**	**159**	**131**	**1,006**	**11,151**		
December 31, 2001	**4,049**	**1,905**	**3,339**	**245**	**462**	**424**	**169**	**130**	**735**		**11,458**	
June 30, 2001	**4,029**	**1,913**	**3,450**	**236**	**486**	**363**	**161**	**133**	**780**			**11,551**

Fixed assets at June 30, 2002 include € 3,192 million in hotel properties, compared with € 3,246 million on December 31, 2001.

20.2. – Fixed assets by region (cost)

In € million	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	June 30, 2002	2001	June 30, 2001
Goodwill	442	235	663	85	224	578	**2,227**	**2,386**	**746**
Intangible assets	53	78	391	23	3	107	**655**	**731**	**2,402**
Property, plant and equipment	2,198	1,779	2,402	255	264	223	**7,121**	**7,395**	**7,497**
Sub-total	**2,693**	**2,092**	**3,456**	**363**	**491**	**908**	**10,003**	**10,512**	**10,645**
Long-term loans	71	70	32	15	85	154	**427**	**360**	**376**
Investment in associated	72	101		1	64	17	**255**	**267**	**233**
Other financial assets	38	7	94	3	33	291	**466**	**319**	**297**
June 30, 2002	**2,874**	**2,270**	**3,582**	**382**	**673**	**1,370**	**11,151**		
December 31, 2001	**2,859**	**2,149**	**3,817**	**355**	**485**	**1,793**		**11,458**	
June 30, 2001	**3,201**	**2,207**	**3,918**	**387**	**710**	**1,128**			**11,551**

NOTE 21 – OTHER RECEIVABLES AND PAYABLES

In € million	June 30, 2001	2001	June 30, 2002
Gross other receivables (1)	**1,057**	**1,016**	**1,090**
Provision	(78)	(90)	(97)
Net other receivables	**979**	**926**	**993**
Other payables (2)	1,290	1,064	1,236
Gross other payables (2)	**1,290**	**1,064**	**1,236**

(1) Other receivables at June 30, 2002 include :
- VAT receivables for € 166 million;
- tax receivables for € 34 million;
- employee organization receivables for € 9 million;
- prepaid expenses for € 296 million;
- deferred charges for € 176 million;
- other receivables for € 340 million;
- deferred tax for € 69 million.

(2) Other payables at June 30, 2002 include :
- personnel and employee organization payables for € 349 million;
- tax payables for € 129 million;
- VAT payables for € 59 million;
- corporate tax payables for € 88 million;
- accrued liabilities for € 173 million;
- other payables for € 438 million.

NOTE 22 – Fully diluted share capital

As of June 30, 2002, a total of 198,894,415 common shares were issued and outstanding. The average number of shares outstanding during the first half of 2002 was 197,365,432.

In addition, a total of 8,959,172 employee stock options exercisable for shares, representing 4.5% of the total capital were outstanding on June 30, 2002 :

- 135,000 stock options exercisable from January 1999 until January 2005 at € 15.46 per share;
- 1,339,200 stock options exercisable from August 2002 until January 2006 at € 32.47 per share;
- 757,322 stock options exercisable (Stock Saving Warrants) from December 2003 until December 2007 at € 43.40 per share;
- 580,525 stock options exercisable from January 2004 until January 2007 at € 33.95 per share;
- 690,125 stock options exercisable from March 2005 until March 2008 at € 37.00 per share;
- 1,957,000 stock options exercisable from January 2004 until January 2009 at € 40.58 per share;
- 3,500,000 stock options exercisable from January 2005 until January 2010 at € 37.77 per share;

In addition, Accor has issued 3,415,424 OCEANE bonds convertible and/or exchangeable into new or existing shares, which could lead to the issuance of 10,246,272 new shares, under the terms and conditions described in Note 26 B.

On this basis, the average fully diluted number of shares outstanding on June 30, 2002 is 198,438,603. Consequently, fully diluted earnings per share is calculated as follows :

In € million	June 30, 2001	2 001	June 30, 2002
Minority interest net income (in million)	224	474	221
Retreatment convertible obligation 'Océane' (in thousand) (1)	-	-	4
Retreatment of the net profit before minority interests	224	474	225
Average number of shares (in thousand)	198 439	197 803	197 365
Number of shares resulting from the exercise of option of subscription	1 492	762	1 233
Number of shares resulting from the conversion of océanes	-	-	3 828
Average number of diluted shares (in million)	199 931	198 565	202 426
Net diluted income per share	**1,13**	**2,39**	**1,11**

(1) The retreatment of the net income is as follows:

In € million	**June 30, 2002**
Reversal of the interest charges relative to 'Océane'	2.5
Reversal of the repayment premium of the convertible obligations 'Océane'	1.5
Total	**4.0**

NOTE 23 – CHANGES IN MINORITY INTERESTS

In € million	
December 31, 2000	**141**
Minority interest net income for the period	31
Dividends paid to minority interests	(26)
Translation adjustments	(6)
Other changes	-
December 31, 2001	**140**
Income from minority interest for the period	13
Dividends paid to minority interests	(16)
Translation adjustments	(14)
Other changes	(25)
June 30, 2002	**98**

NOTE 24 – PROVISIONS FOR RISKS

In € million		
December 31, 2000		**609**
Reclassifying	(1)	(1)
Additions to scope of consolidation		1
Allocation to current provisions		85
(Reversal) of current provisions		(136)
Translation adjustments		(1)
Other changes		(20)
December 31, 2001		**537**
Additions to scope of consolidation		-
Change of method		2
Allocation to current provisions		31
(Reversal) of current provisions		(35)
Translation adjustments		(10)
Other changes		36
June 30, 2002	(2)	**561**

(1) On January 1st, 2001, the Group performed an analysis of its provisions for risks and charges accounting nature, which led to carrying out reclassifications. The net effect is of €-1 million on the "Provisions for risks and charges" item, of which € 112 million are related to depreciation of fixed assets and € -111 million are related to other payables items.

(2) The provision for risks item breaks down as follows :

In € million	**December 31, 2001**	**June 30, 2002**
- Retirement provisions	53 M€	52 M€
- Litigation provisions and other	187 M€	185 M€
- Fiscal and deferred tax provisions	278 M€	306 M€
- Restructuring provisions	19 M€	18 M€
Total	**537 M€**	**561 M€**

NOTE 25 – REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

In December 1990, ACCOR issued € 762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, ACCOR paid a third-party special-vehicle company an amount of € 170 million with a double effect :

- this company committed itself to buy out at the end of the fifteenth year the repack Perpetual Subordinated Floating Rate Notes from the various lenders, who committed themselves to sell them;
- *it already committed itself towards Accor not to reclaim as from then the principal and* interest on these notes.

The notes issue generated net amount of € 592 million, recorded as a liability as of the issue date.

Since the notes are subordinated, ACCOR may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate for a 15-year period (PIBOR + Margin). The swap transaction enabling principal repayment to be fixed while leaving the after-tax interest rate variable (based on market rates) was the object of an investment reimbursed in February 2000.

Taxes are spread over the life of the issue, in proportion to financial expense incurred.

The validity of the accounting treatment of this issue was confirmed to ACCOR by the French Tax Authorities in the early 1993.

NOTE 26 – EXCHANGEABLE BONDS

A. Exchangeable bonds in Compass / Granada bonds

In March 1999, ACCOR has issued bonds exchangeable into Compass shares for an amount of € 434 million in the form of 433,484 bonds of € 1,000 par value, bearing interest at 1%, and exchangeable into Compass shares on the basis of 70.8215 Compass shares per bond beginning in March 2002. Holders of the bonds will have the option to either exchange them for Compass shares or be redeemed in cash at par.

On December 31, 2000, the merger of Granada Plc and Compass Plc had not led to any changes in the exchange ratio of the bonds exchangeable into Compass shares (70.8215 Compass-Granada Plc for each exchangeable bond).
After the end of 2000, Granada-Compass announced the merger of its media activities (Granada Plc) and its food service and lodging activities (Compass Plc). Following the merger, ACCOR has called a general meeting of holders of exchangeable bonds to approve the exchange of ACCOR exchangeable bonds for 70.8215 Granada Plc shares and 70.8215 Compass Plc shares, up to March 2002.

On June 30, 2001 and on December 31, 2001, the exchangeable bond issue appeared in short-term debt. It was redeemed in March 2002.

B. Convertible or exchangeable bonds in new or former(old) actions ACCOR

On April 24, 2002, Accor issued 3,415,424 OCEANE bonds convertible and/or exchangeable into new or existing shares at a price of €166.89 each, making a total face value of €570 million. The bonds pay interest at 1% per annum, payable in arrears on January 1 each year.

Any bonds which are not converted will be redeemed in three installments:

- January 1-st, 2005 at a price of € 58,86 repayment is 105.81 % of the portion of the nominal value of the bonds called to be amortized at this date;
- January 1-st, 2006 at a price of € 60.14 repayment is 108.11 % of the portion of the nominal value of the bonds called to be amortized at this date;
- January 1-st, 2007 at a price of € 61.47 repayment is 110.50 % of the portion of the nominal value of the bonds called to be amortized at this date.

Each redemption price will be equal to one third of a bond's face value plus a redemption premium which guarantees the initial holder an annual yield to maturity of 3.125%.

The holders of bonds can ask for the conversion and\or for the exchange of the bonds in shares, as from May 3, 2002 according to the following principles:

- until January 7, 2005, on the basis of 3 ACCOR shares per bond;
- from January 8, 2005 till January 7, 2006, on the basis of 2 ACCOR shares per bond;
- from January 8, 2006 till January 7, 2007, on the basis of 1 ACCOR shares per bond.

NOTE 27 – TOTAL LONG-TERM DEBT

In € million	June 30, 2001	Actual interest rate June 30, 2001 %	2001	Actual interest rate 2001 %	June 30, 2002	Actual interest rate June 30, 2002 %
EURO	1 845	4,26	1 822	3,74	1 896	3,52
US Dollar	1 614	5,35	1 543	4,20	1 509	3,74
Australian Dollar	216	4,97	163	4,45	164	5,02
Canadian Dollar	13	4,72	-	-	7	2,59
Swiss Franc	11	5,16	15	4,50	11	4,02
Japanese Yen	7	0,44	11	0,38	11	0,07
Swedish Crown	4	4,51	2	4,57	2	4,88
Pound Sterling		-	-	-	32	3,96
Other currencies (*)	43	-	95	-	67	-
Sub-total, all currencies	**3 753**	**4,85**	**3 651**	**4,15**	**3 699**	**3,85**
Capital leases	272	-	253	-	205	-
Short-term financial debt and overdraft	518	-	187	-	154	-
Total debt	**4 543**	-	**4 091**	-	**4 058**	-

(*) BRL € 28 million, PLN € 22 million and DKK € 10 million on June 30, 2002.

This analysis was carried out taking currency swaps and interest rates into account.

Long-term financial debt	3 401	-	3 441	-	3 617	-
Short-term financial debt and overdraft	1 142	-	650	-	441	-
Total debt	**4 543**	-	**4 091**	-	**4 058**	-

Long-term debt can be analyzed as follows by maturity:

In € million	June 30, 2001	2001	June 30, 2002
Year N + 1	1,142	650	441
Year N + 2	399	375	172
Year N + 3	323	295	338
Year N + 4	144	1,341	1,534
Year N + 5	1,527	1,297	1,408
Year N + 6	882	25	55
Beyond	126	108	110
Total long-term debt	**4,543**	**4,091**	**4,058**

At June 30, 2002, Accor had several unutilized confirmed lines of credit with maturities of more than one year, for a total of € 1,620 million, expiring between December 2003 and June 2007. As a result, short-term financing (Commercial Paper programs and spot credit) of € 1,217 million that the Group intends to roll over, has been reclassified as long-term debt.

Fixed / Variable interest rate debt
(excluding capital leases and other financial short term debt)

In € million	Fixed-Rate Debt			Variable-Rate Debt			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
June 2001	1,754	4.73%	47%	1,999	4.96%	53%	3,753	4.85%
December 2001	1,723	4.51%	47%	1,928	3.82%	53%	3,651	4.15%
June 2002	1,788	4.16%	48%	1,911	3.56%	52%	3,699	3.85%

At June 30, 2002, fixed-rate indebtedness is primarily denominated in Euro (74%) and US dollar (25%). Variable interest-rate debt was primarily denominated in USD (55%), EUR (30%) and AUD (9%).

NOTE 28 – NET INDEBTEDNESS

In € million	June 30, 2001	2001	June 30, 2002
Repackaged TSDI	242	214	183
Convertible and exchangeable bonds			570
Other long-term debt	2 918	3 007	2 686
Capital leases	241	220	178
Short-term financial debt	742	537	369
Overdraft	400	113	72
Total financial debt	**4 543**	**4 091**	**4 058**
Short-term loans	(68)	(47)	(125)
Marketable securities (2)	(720)	(830)	(473)
Cash and equivalents	(549)	(264)	(228)
Receivables related to assets sales	(53)	(101)	(138)
Net financial debt	**3 153**	**2 849**	**3 094**

Net financial debt at the beginning of the period	**2 547**	**2 547**	**2 849**
Changes in long-term debt	(92)	(439)	122
Changes in short-term net financial debt	553	686	104
Other structural and currency changes (1)	96	54	55
Change in receivables related to assets sales	49	1	(36)
Total changes for the period	**606**	**302**	**245**
Net financial debt at the end of the period	**3 153**	**2 849**	**3 094**

(1) Long-term debt
(2) The 'marketable securities' include 3,941,965 ACCOR shares valued to an historical cost price of € 20 per share, or a total amount of € 79 million. The market value of these shares was € 41.07 on June 30, 2001.

NOTE 29. BREAKDOWN OF CONSOLIDATED CASH FLOW FROM OPERATIONS

In € million	2001	June 30, 2001	June 30, 2002
Consolidated net income, Group share	474	224	221
Minority interests	31	13	13
Depreciation, amortization and provision	545	272	293
Net income from associated equity companies, Group share,	(6)	5	2
Deferred taxes	77	32	48
Financial provisions and provisions on assets management	(44)	8	(10)
CONSOLIDATED CASH FLOW	**1,076**	**554**	**568**
Net realized capital (gains)/ losses on asset sales	(108)	(78)	(130)
Non-operating losses/ (profit)	36	28	28
CONSOLIDATED CASH FLOW FROM OPERATIONS	**1,005**	**504**	**465**

NOTE 30. INVESTMENTS ON EXISTING ASSETS

These investments include renovations and any kind of expenses which maintain the useful life of the existing assets. They exclude the investments of development, the fixed assets of recently consolidated subsidiaries as well as the constitution or the construction of new assets.

Investments on existing assets are detailed by business as follows:

In € million	2001	1st sem. 2001	1st sem. 2002
HOTELS			
- Business & Leisure	168	76	52
- Economy Lodging	75	43	37
- US Economy Lodging	77	47	33
SERVICES	20	10	10
Other Activities			
Travel Agencies	19	8	5
Casinos	10	4	6
Restaurants	7	4	3
On board Services	7	2	2
Holding and others	22	9	11
INVESTISSEMENTS ON EXISTING ASSETS	**405**	**203**	**159**

NOTE 31. DEVELOPMENT INVESTMENTS

The investments of development include fixed assets of recently acquired subsidiaries as well as the constitution of new assets.

Development investments by region and business can be analyzed as follows:

In million €	France	Europe luding Fra	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (*)	June 30, 2002
HOTELS	**61**	**128**	**100**	**35**	**31**	**4**	**359**
- Business & Leisure	34	67	82	34	31	4	**252**
- Economy Lodging	27	61	-	1		-	**89**
- US Economy Lodging	-	-	18	-	-	-	**18**
SERVICES	**1**	**2**	-	**1**	-	-	**4**
Other Activities	28	11	2	1	-	2	**44**
Travel Agencies	-					1	**1**
Casinos	14	-	-	-	-	-	**14**
Restaurants	2	1	-	-	-	-	**3**
On board Services	-	-	-	-	-	-	-
Holding and others	12	10	2	1	-	1	**26**
Total June 30, 2002	**90**	**141**	**102**	**37**	**31**	**6**	**407**

(*) The investments which are not specific to a region are in 'Worldwide Structures'.

NOTE 32 – PAYROLL

Total payroll costs amounted to € 1,315 million in the first half of 2002 compared to € 1,234 million on June 30, 2001. The total includes employee profit-sharing.

Fees paid by various Group companies to Members of the Supervisory Board amounted to € 0.542 million of which, € 0.276 million were paid by ACCOR S.A.

NOTE 33 – LITIGATION

As reported in the 2001 financial statements, several partners of companies managing Formule 1 and Etap Hotels in France had filed claims before the industrial tribunals (*Conseils de Prud'hommes*) of Evry and Paris against the Group subsidiaries operating these units, to have their management contracts reclassified as employment contracts. During the first half of 2002, the Group reached a settlement with the plaintiffs and all claims were dropped. The amount of the settlement did not exceed the provision taken in the 2001 financial statements.

As part of its ongoing business activities, the Group is subject to various disputes and lawsuits, which it does not believe will lead to a significant cost or have a material impact on its financial position, operations or earnings.

NOTE 34 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF JUNE 30, 2002

- Guarantees on loans and overdrafts given to associated accounted for by the equity method and non consolidated companies totaled € 28 million.

- Accor and IFIL have amended their agreement of December 5, 1991 regarding their joint subsidiary Sifalberghi and concerning Accor's commitment to purchase from IFIL 25% of Sifalberghi. IFIL now benefits from the following commitments :

  - IFIL may exercise an option between July 1, 1999 and December 31, 2005. The price of this option will be based on a formula taking into account net book value, unrealized capital gains on the real estate portfolio, and goodwill;

  - This commitment was valued at € 32 million on December 31,2001.

- As part of a 10-year management contract relative to the Mercure Sydney Railway Square hotel, opened on the fourth quarter of 1998, Accor has granted the owner of the property a put option, exercisable after January 1, 2004, to acquire the hotel property for € 46 million. Construction costs born by the owner totaled approximately € 63 million.

- Within the framework of the agreements signed between Colony and Accor during the acquisition of Novotel Paris Tour Eiffel (former NIKKO), the american investment fund Colony has a put option on 60% of Front de Seine Participations shares, between the fifth and the seventh years. The price will be based on 10 times the EBITDA minus debts. On the basis of the 2001 financial data, this commitment has been valued to € 17 million as on December31, 2001.

- In September 2001, Accor sold 2,500,000 put options at an exercise price of €26.30 per share, expiring on September 20, 2002. The option premium amounted to €2 per share. The Accor share price on December 31, 2001 (€40.83 per share) exceeded the exercise price of €26.30 and the premium was therefore recognized in the income statement under "Result from management of other assets". At maturity, if the price is below €26.30, Accor's commitment would amount to the difference between €26.30 and the market price of the shares, for each of the 2,500,000 options.

- In the first half of 2002, Accor renegotiated its commitment in respect of half of these put options, undertaking to pay the difference between €23.65 and Accor's share price as of December 20, 2002, for each of the 1,250,000 options concerned. No premium was either paid or received. The Group's maximum commitment amounts to €62 million.

- Other commitments given total € 144 millions including € 90 millions of commercial and financial commitments and € 54 millions of irrevocable purchase commitments.

The schedule of off-balance sheet commitments on the June 30, 2002 is as follows:

In million €	**< 1year**	**1 to 5 years**	**> 5 years**	**Total**
1. Loans, credit lines and bank overdrafts -	- 28	-	-	**28**
2. Repurchase irrevocable obligations	146	66	-	**212**
3. Other financial and commercial commitments	52	-	38	**90**
Total	**226**	**66**	**38**	**330**

NOTE 35. MAIN SUBSIDIARIES AND AFFILIATES AS OF JUNE 30, 2002

FRANCE

⌶	SOFITEL INT.	100.00%
⌶	SIHN	100.00%
⌶	PIH	100.00%
⌶	MIH	100.00%
⌶	S.E.H.S.	97.70%
⌶	HOT. NICE CENTRE (1)	45.00%
⌶	S.P.F.H.	100.00%
●	FINANC. COURT (1)	20.00%
●	LENOTRE	98.68%
*	ACCOR CASINO SA (2)	50.00%
*	SFPTH SA	99.48%
*	DEVIMCO	99.97%
*	Accor Réservation Service	100.00%
*	S.H.C.D. (1)	34.90%
*	Académie Accor	100.00%
⌶ *	Frantour SA	100.00%
▲*	Go Voyages	60.00%
*	RESTAUPRO	99.96%
*	FRENCH LINE DIFF (1)	43.87%
■	ACCOR SERVICES France	100.00%

EUROPE

AUSTRIA

⌶	Accor GmbH	100.00%
■	ACS Austria	96.20%

BELGIUM

⌶	Accor Hôtels Belgium	98.64%
⌶	Accoordination	99.22%
■	Accor T.R.B.	100.00%
▲	W.L. Tourisme (2)	49.74%
*	CIWLT	99.48%

DENMARK

▲	World Tourist (2)	49.74%
⌶	Accor Hôtels Denmark	100.00%

GERMANY

⌶	Accor Hôtellerie DTC	100.00%
■	ACS Deutschland	95.00%
⌶	Accor H. Mercure Mgt	50.97%

GREECE

⌶	SH Athènes Centre (1)	41.82%

HUNGARY

⌶	Pannonia	80.42%
■	Incentive House	99,78%

ITALY

● ■	Gemeaz	94.64%
⌶	Sifalberghi	72.62%
*	Scapa Italia	97.00%
◆	Treno	99.48%
⌶	Famosa Immobiliaria	72.62%
⌶	Notteri Resort	86.31%

THE NETHERLANDS

⌶	Novotel Nederland	100.00%
⌶	Nhere BV	100.00%
⌶	MMH	100.00%
⌶	Postiljon	100.00%

POLAND

⌶	Orbis (1)	25.00%

PORTUGAL

■	ESA	94.50%
⌶	Portis Goldtur (2) (*)	50.00%

SPAIN

⌶	Novotel Espagne	100.00%
▲	Viajes Ecuador (2)	49.74%

SWEDEN

■	Rikskuponger	99.90%
⌶	Good Morning Hotels	100.00%

SWITZERLAND

⌶	Novotel International	100.00%

UNITED KINGDOM

⌶	Accor UK Business & Leisure	100.00%
⌶	Accor UK Economy hotel Ltd	100.00%
▲	WLT Travel UK (2)	49.74%
■	Luncheon vouchers	99.74%

LATIN AMERICA

ARGENTINA		
■	Servicios Ticket	89.00%
⌶	NSB (*)	100.00%
BRAZIL		
⌶	H.A.B SA	71.31%
● ■	T.S. do Brasil	49.99%
✱	DALKIA	49.99%
MEXICO		
▲	WLT Mexicana	99.48%
■	Accor Servicios Emp.	96.50%
CHILE		
■	TR Chili	74.35%

ASIA-PACIFIC

⌶	AAPC : Accor Asia Pacific Corp.	100.00%
▲	HQ Asia (2)	49.74%
■	AS Australia (*)	100.00%

OTHER COUNTRIES

⌶	Saudi Hotels Management	60.00%

NORTH AMERICA

CANADA		
⌶	Group Accor of Canada	100.00%
▲	Carlson Canada (2)	49.74%
UNITED STATES		
⌶	Accor North America	100.00%
⌶	IBL Ltd	99.96%
⌶	Sofitel USA	100.00%
⌶	Red Roof Inns	99.96%
⌶	Accor Lodging North Am.	100.00%
▲	Carlson USA (2)	49.74%

AFRIQUE

IVORY COAST		
⌶	Société Abidjanaise	74.92%
MOROCCO		
⌶	RISMA	47.53%
SENEGAL		
⌶	SPHU	92.89%
ZIMBABWE		
⌶	Rainbow Tourism (1)	35.00%

(1) Company accounted for by the equity method
(2) Company consolidated through proportional integration
(*) Companies entering the scope of consolidation in 2002

NB 1 : Percentage indicates Group interest.
NB 2 : A comprehensive list of consolidated subsidiaries and equity holdings is available to Company Shareholders upon request.

⌶ Hotels	■ Services	◆ Onboard Train Services
▲ Travel Agencies	● Public Restaurants and Institutional Catering	✱ Other Services